Exhibit 99.1

LIZHI INC. Reports Second Quarter 2022 Unaudited Financial Results

GUANGZHOU, China, August 18, 2022 /GLOBE NEWSWIRE/ - LIZHI INC. (“LIZHI” or the “Company” or “We”) (NASDAQ: LIZI), an audio-based social and entertainment platform, today announced its unaudited financial results for the second quarter ended June 30, 2022.

Second Quarter 2022 Financial and Operational Highlights

•	Net revenues were RMB515.7 million (US$77.0 million) in the second quarter of 2022, compared to RMB559.3 million in the second quarter of 2021.

•

Average total mobile MAUs[1] in the second quarter of 2022 was 49.7 million, compared to 60.9 million in the second quarter of 2021, primarily due to reduced advertisement spending on users with lower commercialization capability.

•	Average total monthly paying users[2] in the second quarter of 2022 was 485.1 thousand, compared to 494.4 thousand in the second quarter of 2021.

“In the second quarter of 2022, we remained focused on dual pillar approach of interactive entertainment and audio-based social networking business, and executing our diversified product matrix strategy. In addition to optimizing our business operations, we are pleased to achieve another quarter of profitability,” said Mr. Jinnan (Marco) Lai, founder and CEO of LIZHI. “Our optimization and iteration in product offerings, along with our in-house suite of advanced technology solutions, have paved the way for us to reinforce our ecosystem’s virtuous cycle in the international markets. Moving forward, coupled with our optimized operational strategy, we believe we are well-positioned to capture more global growth opportunities and build a solid foundation for our long-term sustainable growth, creating a compelling value proposition for our users and stakeholders.” Mr. Lai concluded.

Ms. Chengfang Lu, Acting Chief Financial Officer of LIZHI, said, “We are pleased to report improving profitability in the second quarter of 2022. With our diligent efforts to enhance operational efficiency, our gross margin hit a record high at 34% in the second quarter, up 600 basis points year-over-year. More excitingly, we have achieved a profit on a GAAP basis for the third consecutive quarter, with net income growing 15% sequentially to RMB18.85 million. Moving forward, we will remain dedicated to executing our diversified product matrix strategy and enhancing core technology development to progress product innovation and commercialization.”

[1]

Refers to the average monthly number of active users across our platforms and Apps in a given period, calculated by dividing (i) the sum of mobile active users for each month of such period, by (ii) the number of months in the same period.

[2]

Refers to the average monthly number of paying users in a given period, calculated by dividing (i) the total number of paying users in each month of such period by (ii) the number of months in the same period.

Second Quarter 2022 Unaudited Financial Results

Net revenues were RMB515.7 million (US$77.0 million) in the second quarter of 2022, compared to RMB559.3 million in the second quarter of 2021, primarily due to the decreases in the number of paying users and the average amount of user spending on our audio entertainment products.

Cost of revenues was RMB340.1 million (US$50.8 million) in the second quarter of 2022, compared to RMB400.5 million in the second quarter of 2021, primarily due to a decrease in the revenue sharing fees because of a decrease in net revenues, and a decrease in the percentage of the revenue sharing fees resulted from the adjustment in revenue sharing policies in the second quarter of 2022.

Gross profit was RMB175.6 million (US$26.2 million) in the second quarter of 2022, representing an increase of 11% from RMB158.8 million in the second quarter of 2021.

Non-GAAP gross profit3 was RMB176.8 million (US$26.4 million) in the second quarter of 2022, representing an increase of 9% from RMB161.9 million in the second quarter of 2021.

Gross margin in the second quarter of 2022 was 34%, compared to 28% in the second quarter of 2021. Non-GAAP gross margin in the second quarter of 2022 was 34%, compared to 29% in the second quarter of 2021.

Operating expenses were RMB161.6 million (US$24.1 million) in the second quarter of 2022, compared to RMB190.3 million in the second quarter of 2021.

Research and development expenses were RMB70.3 million (US$10.5 million) in the second quarter of 2022, representing an increase of 15% from RMB60.9 million in the second quarter of 2021. The increase was primarily due to the higher salary and welfare benefits expenses and rental expenses.

Selling and marketing expenses were RMB60.8 million (US$9.1 million) in the second quarter of 2022, compared to RMB106.3 million in the second quarter of 2021, primarily attributable to the decrease in branding and marketing expenses, partially offset by the increased salary and welfare benefits expenses. The Company will evaluate and adjust its marketing strategy and budget based on the Company’s performance, operational needs and market conditions.

General and administrative expenses were RMB30.6 million (US$4.6 million) in the second quarter of 2022, representing an increase of 32% from RMB23.1 million in the second quarter of 2021. The increase was mainly due to increased salary and welfare benefits expenses, estimated litigation compensation related to copyrights action and other professional service fees.

Operating income was RMB14.1 million (US$2.1 million) in the second quarter of 2022, compared to an operating loss of RMB31.6 million in the second quarter of 2021.

Non-GAAP operating income4 was RMB21.2 million (US$3.2 million) in the second quarter of 2022, compared to non-GAAP operating loss of RMB21.7 million in the second quarter of 2021.

Net income was RMB18.9 million (US$2.8 million) in the second quarter of 2022, compared to net loss of RMB29.0 million in the second quarter of 2021.

Non-GAAP net income was RMB26.0 million (US$3.9 million) in the second quarter of 2022, compared to non-GAAP net loss of RMB19.2 million in the second quarter of 2021.

Net income attributable to LIZHI INC.’s ordinary shareholders was RMB18.8 million (US$2.8 million) in the second quarter of 2022, compared to net loss attributable to LIZHI INC.’s ordinary shareholders of RMB 29.0 million in the second quarter of 2021.

[3]

Non-GAAP gross profit is a non-GAAP financial measure, which is defined as gross profit excluding share-based compensation expenses. This adjustment amounted to RMB1.2 million (US$0.2 million) in the second quarter of 2022. Please refer to the section below titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

[4]

Non-GAAP operating income is a non-GAAP financial measure, which is defined as operating income excluding share-based compensation expenses. This adjustment amounted to RMB7.1 million (US$1.1 million) in the second quarter of 2022. Please refer to the section below titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

Non-GAAP net income attributable to LIZHI INC.’s ordinary shareholders5 was RMB26.0 million (US$3.9 million) in the second quarter of 2022, compared to non-GAAP net loss attributable to LIZHI INC.’s ordinary shareholders of RMB19.2 million in the second quarter of 2021.

Basic and diluted net income per ADS6 were RMB0.37 (US$0.05) and RMB0.36 (US$0.05) in the second quarter of 2022, respectively, compared to basic and diluted net loss per ADS of RMB0.58 in the second quarter of 2021.

Non-GAAP basic and diluted net income per ADS7 were RMB0.50 (US$0.08) and RMB0.50 (US$0.07) in the second quarter of 2022, respectively, compared to non-GAAP basic and diluted net loss of RMB0.38 per ADS in the second quarter of 2021.

Balance Sheets

As of June 30, 2022, the Company had cash and cash equivalents and restricted cash of RMB588.1 million (US$87.8 million).

Conference Call

The Company’s management will host an earnings conference call at 9:00 PM U.S. Eastern Time on August 18, 2022 (9:00 AM Beijing/Hong Kong Time on August 19, 2022).

For participants who wish to join the call, please access the link provided below to complete online registration 20 minutes prior to the scheduled call start time. Upon registration, participants will receive details for the conference call, including dial-in numbers, a personal PIN and an e-mail with detailed instructions to join the conference call.

Registration Link: https://register.vevent.com/register/BI103bee4498714981a88181ba31d690c2

Once complete the registration, please dial-in 10 minutes before the scheduled start time of the earnings call and enter the personal PIN as instructed to connect to the call.

Additionally, a live webcast of the conference call and a replay of the webcast will be available on the Company’s investor relations website at http://ir.lizhi.fm.

[5]

Non-GAAP net income attributable to LIZHI INC.’s ordinary shareholders is a non-GAAP financial measure, which is defined as net income attributable to LIZHI INC.’s ordinary shareholders excluding share-based compensation expenses. These adjustments amounted to RMB7.1 million (US$1.1 million) and RMB 9.8 million in the second quarter of 2022 and 2021, respectively. Please refer to the section below titled “Unaudited Reconciliations of GAAP and Non-GAAP Results” for details.

[6]

ADS refers to American Depositary Share. Each ADS represents twenty Class A ordinary shares of the Company. Basic and diluted net income per ADS is net income attributable to LIZHI INC.’s ordinary shareholders divided by weighted average number of ADS.

[7]

Non-GAAP basic and diluted net income per ADS is a non-GAAP financial measure, which is defined as non-GAAP net income attributable to LIZHI INC.’s ordinary shareholders divided by weighted average number of ADS used in the calculation of basic and diluted net income per ADS.

About LIZHI INC.

LIZHI INC. has created a comprehensive audio-based social ecosystem with a global presence. The Company aims to cater to users’ interests in audio entertainment and social networking through its product portfolios. LIZHI INC. envisions an audio ecosystem where everyone can be connected and interact through voices. LIZHI INC. has been listed on Nasdaq since January 2020.

For more information, please visit: http://ir.lizhi.fm.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

LIZHI uses non-GAAP gross profit, non-GAAP gross margin, non-GAAP operating loss/income, non-GAAP net loss/income, non-GAAP net loss/income attributable to LIZHI INC.’s ordinary shareholders and non-GAAP basic and diluted net loss/income per ADS, which are non-GAAP financial measures. Non-GAAP gross profit is gross profit excluding share-based compensation expenses. Non-GAAP gross margin is non-GAAP gross profit as a percentage of net revenues. Non-GAAP operating loss/income is operating loss/income excluding share-based compensation expenses. Non-GAAP net loss/income is net loss/income, excluding share-based compensation expenses. Non-GAAP net loss/income attributable to LIZHI INC.’s ordinary shareholders is net loss/income attributable to LIZHI INC.’s ordinary shareholders, excluding share-based compensation expenses. Non-GAAP basic and diluted net loss/income per ADS is non-GAAP net loss/income attributable to LIZHI INC.’s ordinary shareholders divided by the weighted average number of ADS used in the calculation of basic and diluted net loss/income per ADS. The Company believes that separate analysis and exclusion of the non-cash impact of the above reconciling item adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the non-cash effect of share-based compensation expenses.

However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similarly titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measures in isolation from, superior to, or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Unaudited Reconciliations of GAAP and Non-GAAP Results” near the end of this release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars at a specified rate solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to U.S. dollars and from U.S. dollars to RMB are made at a rate of RMB6.6981 to US$1.00, the exchange rate on June 30, 2022, set forth in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollars amounts referred could be converted into U.S. dollar or RMB, as the case may be, at any particular rate or at all.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about the Company’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and a number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: LIZHI’s goals and strategies; LIZHI’s future business development, results of operations and financial condition; the expected growth of the online audio market; the expectation regarding the rate at which to gain active users, especially paying users; LIZHI’s ability to monetize the user base; fluctuations in general economic and business conditions in China and overseas markets; the impact of the COVID-19 to LIZHI’s business operations and the economy in China and elsewhere generally; any adverse changes in laws, regulations, rules, policies or guidelines applicable to LIZHI; and assumptions underlying or related to any of the foregoing. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the Securities Exchange Commission. All information provided in this press release is as of the date of this press release, and the Company does not undertake any duty to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

LIZHI INC.

IR Department

Tel: +86 (20) 3866-4265

E-mail: ir@lizhi.fm

The Piacente Group, Inc.

Jenny Cai

Tel: +86 (10) 6508-0677

E-mail: Lizhi@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: Lizhi@tpg-ir.com

LIZHI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	December 31, 2021	June 30, 2022	June 30, 2022
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	533,293	582,665	86,990
Restricted cash	4,155	5,425	810
Accounts receivable, net	6,458	2,824	422
Prepayments and other current assets	33,604	24,578	3,669

Total current assets	577,510	615,492	91,891

Non-current assets
Property, equipment and leasehold improvement, net	33,391	32,432	4,842
Intangible assets, net	2,245	1,477	221
Right-of-use assets, net	28,941	28,510	4,256
Other non-current assets	799	296	44

Total non-current assets	65,376	62,715	9,363

TOTAL ASSETS	642,886	678,207	101,254

LIABILITIES
Current liabilities
Accounts payable	80,793	60,960	9,101
Deferred revenue	20,657	23,804	3,554
Salary and welfare payable	123,075	116,843	17,444
Taxes payable	5,564	6,206	927
Short-term loans	68,999	45,950	6,860
Lease liabilities due within one year	13,929	17,052	2,546
Accrued expenses and other current liabilities	53,486	70,951	10,594

Total current liabilities	366,503	341,766	51,026

Non-current liabilities
Lease liabilities	17,076	13,505	2,016
Other non-current liabilities	4,452	4,248	634

Total non-current liabilities	21,528	17,753	2,650

TOTAL LIABILITIES	388,031	359,519	53,676

LIZHI INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	December 31, 2021	June 30, 2022	June 30, 2022
	RMB	RMB	US$
SHAREHOLDERS’ EQUITY
Class A Ordinary shares (US$0.0001 par value, 1,268,785,000 shares authorized, 798,962,260 shares issued and 782,801,250 shares outstanding as of December 31, 2021; 1,268,785,000 shares authorized, 818,962,260 shares issued and 788,966,390 shares outstanding as of June 30, 2022).	530	543	81
Class B Ordinary shares (US$0.0001 par value, 231,215,000 shares authorized, issued and outstanding as of December 31, 2021 and June 30, 2022, respectively).	168	168	25
Treasury stock	(11)	(20)	(3)
Additional paid in capital	2,630,456	2,644,888	394,871
Accumulated deficit	(2,366,531)	(2,331,257)	(348,048)
Accumulated other comprehensive (loss)/income	(9,757)	4,369	652
TOTAL LIZHI Inc.’s shareholders’ equity	254,855	318,691	47,578

Non-controlling interests	—	(3)	—

TOTAL SHAREHOLDERS’ EQUITY	254,855	318,688	47,578

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	642,886	678,207	101,254

LIZHI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2021	March 31, 2022	June 30, 2022	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Audio entertainment revenues	555,073	514,022	513,018	76,592	1,044,379	1,027,040	153,333
Podcast, advertising and other revenues	4,212	2,691	2,676	400	9,959	5,367	801

Total net revenues	559,285	516,713	515,694	76,992	1,054,338	1,032,407	154,134
Cost of revenues (1)	(400,531)	(348,621)	(340,063)	(50,770)	(770,524)	(688,684)	(102,818)

Gross profit	158,754	168,092	175,631	26,222	283,814	343,723	51,316

Operating expenses (1)
Selling and marketing expenses	(106,325)	(60,009)	(60,756)	(9,071)	(227,115)	(120,765)	(18,030)
General and administrative expenses	(23,072)	(22,378)	(30,550)	(4,561)	(42,689)	(52,928)	(7,902)
Research and development expenses	(60,938)	(71,094)	(70,262)	(10,490)	(117,806)	(141,356)	(21,104)
Total operating expenses	(190,335)	(153,481)	(161,568)	(24,122)	(387,610)	(315,049)	(47,036)
Operating (loss)/income	(31,581)	14,611	14,063	2,100	(103,796)	28,674	4,280

Interest (losses)/income, net	(308)	(55)	480	72	(556)	425	63
Foreign exchange gains/(losses)	1	(386)	(424)	(63)	(148)	(810)	(121)
Investment income	53	94	146	22	460	240	36
Government grants	2,663	2,626	4,169	622	5,580	6,795	1,014
Others, net	144	(429)	480	72	(605)	51	8

(Loss)/income before income taxes	(29,028)	16,461	18,914	2,825	(99,065)	35,375	5,280

Income tax expenses	—	(43)	(61)	(9)	—	(104)	(16)

Net (loss)/income	(29,028)	16,418	18,853	2,816	(99,065)	35,271	5,264

Net loss/(income) attributable to the non-controlling interests shareholders	—	10	(7)	(1)	—	3	—

Net (loss)/income attributable to LIZHI INC.’s ordinary shareholders	(29,028)	16,428	18,846	2,815	(99,065)	35,274	5,264

LIZHI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2021	March 31, 2022	June 30, 2022	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Net (loss)/income	(29,028)	16,418	18,853	2,816	(99,065)	35,271	5,264
Other comprehensive (loss)/income:
Foreign currency translation adjustments	(5,016)	(1,218)	15,344	2,291	(3,880)	14,126	2,109

Total comprehensive (loss)/income	(34,044)	15,200	34,197	5,107	(102,945)	49,397	7,373

Comprehensive loss/(income) attributable to non-controlling interests shareholders	—	10	(7)	(1)	—	3	—
Comprehensive (loss)/income attributable to LIZHI INC.’s ordinary shareholders	(34,044)	15,210	34,190	5,106	(102,945)	49,400	7,373

Net (loss)/income attributable to LIZHI INC.’s ordinary shareholders per share
—Basic	(0.03)	0.02	0.02	0.00	(0.10)	0.03	0.01
—Diluted	(0.03)	0.02	0.02	0.00	(0.10)	0.03	0.01
Weighted average number of ordinary shares
—Basic	997,522,794	1,022,743,151	1,031,036,519	1,031,036,519	964,367,302	1,026,970,940	1,026,970,940
—Diluted	997,522,794	1,027,560,107	1,035,130,441	1,035,130,441	964,367,302	1,030,795,632	1,030,795,632
Net (loss)/income attributable to LIZHI INC.’s ordinary shareholders per ADS
—Basic	(0.58)	0.32	0.37	0.05	(2.05)	0.69	0.10
—Diluted	(0.58)	0.32	0.36	0.05	(2.05)	0.68	0.10
Weighted average number of ADS
—Basic	49,876,140	51,137,158	51,551,826	51,551,826	48,218,365	51,348,547	51,348,547
—Diluted	49,876,140	51,378,005	51,756,522	51,756,522	48,218,365	51,539,782	51,539,782

LIZHI INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

(1) Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended				Six Months Ended
	June 30, 2021	March 31, 2022	June 30, 2022	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Cost of revenues	3,112	2,606	1,211	181	5,782	3,817	570
Selling and marketing expenses	1,025	1,007	267	40	1,308	1,274	190
General and administrative expenses	3,421	2,789	2,644	395	6,649	5,433	811
Research and development expenses	2,278	2,361	2,993	447	4,342	5,354	799

LIZHI INC.

UNAUDITED RECONCILIATIONS OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except for share, ADS, per share data and per ADS data)

	Three Months Ended				Six Months Ended
	June 30, 2021	March 31, 2022	June 30, 2022	June 30, 2022	June 30, 2021	June 30, 2022	June 30, 2022
	RMB	RMB	RMB	US$	RMB	RMB	US$
Gross profit	158,754	168,092	175,631	26,222	283,814	343,723	51,316
Share-based compensation expenses	3,112	2,606	1,211	181	5,782	3,817	570

Non-GAAP gross profit	161,866	170,698	176,842	26,403	289,596	347,540	51,886

Operating (loss)/income	(31,581)	14,611	14,063	2,100	(103,796)	28,674	4,280
Share-based compensation expenses	9,836	8,763	7,115	1,063	18,081	15,878	2,370

Non-GAAP operating (loss)/income	(21,745)	23,374	21,178	3,163	(85,715)	44,552	6,650

Net (loss)/income	(29,028)	16,418	18,853	2,816	(99,065)	35,271	5,264
Share-based compensation expenses	9,836	8,763	7,115	1,063	18,081	15,878	2,370

Non-GAAP net (loss)/income	(19,192)	25,181	25,968	3,879	(80,984)	51,149	7,634

Net (loss)/income attributable to LIZHI INC.’s ordinary shareholders	(29,028)	16,428	18,846	2,815	(99,065)	35,274	5,264
Share-based compensation expenses	9,836	8,763	7,115	1,063	18,081	15,878	2,370

Non-GAAP net (loss)/income attributable to LIZHI INC.’s ordinary shareholders	(19,192)	25,191	25,961	3,878	(80,984)	51,152	7,634

Non-GAAP net (loss)/income attributable to LIZHI INC.’s ordinary shareholders per share
—Basic	(0.02)	0.02	0.03	0.00	(0.08)	0.05	0.01
—Diluted	(0.02)	0.02	0.03	0.00	(0.08)	0.05	0.01
Weighted average number of ordinary shares
—Basic	997,522,794	1,022,743,151	1,031,036,519	1,031,036,519	964,367,302	1,026,970,940	1,026,970,940
—Diluted	997,522,794	1,027,560,107	1,035,130,441	1,035,130,441	964,367,302	1,030,795,632	1,030,795,632
Non-GAAP net (loss)/income attributable to LIZHI INC.’s ordinary shareholders per ADS
—Basic	(0.38)	0.49	0.50	0.08	(1.68)	1.00	0.15
—Diluted	(0.38)	0.49	0.50	0.07	(1.68)	0.99	0.15
Weighted average number of ADS
—Basic	49,876,140	51,137,158	51,551,826	51,551,826	48,218,365	51,348,547	51,348,547
—Diluted	49,876,140	51,378,005	51,756,522	51,756,522	48,218,365	51,539,782	51,539,782